Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING THE COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

We have calculated the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends in the following table by dividing earnings by fixed charges and earnings by the sum of fixed charges and preferred stock dividends, respectively. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Fiscal Year Ended
	March 3, 2012 (53 Weeks)	February 26, 2011 (52 weeks)	February 27, 2010 (52 weeks)	February 28, 2009 (52 weeks)	March 1, 2008 (52 weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$529,255	$547,581	$515,763	$477,627	$449,596
Interest portion of net rental expense(1)	325,631	321,888	320,506	320,947	287,934
Fixed charges before capitalized interest	854,886	869,469	836,269	798,574	737,530
Capitalized interest	315	509	859	1,434	2,069
Total fixed charges	$855,201	$869,978	$837,128	$800,008	$739,599
Preferred stock dividend requirement(2)	19,838	18,692	17,614	43,536	65,066
Total combined fixed charges and preferred stock dividends	$875,039	$888,670	$854,742	$843,544	$804,665
Earnings:
(Loss) income before income taxes	$(392,257)	$(545,582)	$(479,918)	$(2,582,794)	$(273,499)
Fixed charges before capitalized interest	854,886	869,469	836,269	798,574	737,530
Total earnings and fixed charges	$462,629	$323,887	$356,351	$(1,784,220)	$464,031
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	—	—
Deficiency of earnings to fixed charges	$(392,572)	$(546,091)	$(480,777)	$(2,584,228)	$(275,568)
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(412,410)	$(564,783)	$(498,391)	$(2,627,764)	$(340,634)

(1)          The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)          The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)          For the fiscal years ended March 3, 2012, February 26, 2011, February 27, 2010, February 28, 2009 and March 1, 2008, earnings were insufficient to cover fixed charges by approximately $412.4 million, $564.8 million, $498.4 million, $2.6 billion and $340.6 million, respectively.